82-4299



03 AUG 25 7:21

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 060/2003

August 20, 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03029406

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

dlw 8/25

Enclosures

E-Mail : cccs@italian-thai.co.th

Annex A

1. Financial Statement as of June 30, 2003

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from July – August 2003.



03/07/2003 08:52
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on Jul 1, 2003 the Company signed a contract with the Foundation for Educational development of the Sisters of St.Paul de Chartres of Thailand to proceed of Academic Building of St.Joseph Convent School, 7 Convent road , Bangrak district, Bangkok.

The details of the contract are as follows :-

Description of works : 6 stories building with construction area of 7,500 sq.m.including Electrical & plumbing works, architectural & structural works and piling works

Contract value : Baht 75.53 M (Including VAT)

The period of work : 300 days

21/07/2003 08:59
ITD : Signed Contracts

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during June - July 2003 the Company signed 4 contracts are as follows :

Name of Project	Client	Price (Baht) (including VAT)	Signing date	Period of work
1.The construction of Rehabilitation of Rain Drainage System, Bang Chan Industrial Estate	Global Utilities Co., Ltd.	16.05 M	Jul 7, 2003	150 days
2. The construction of Wat Paramai Yigawaad Phase II Project.	Wat Paramai Yigawaad	5.56 M	Jul 1, 2003	300 days

Name of Project	Client	Price (Baht) (including VAT)	Signing date	Period of work
3. The construction of Boat Pier Improvement at City Realty Property (Close to Khlong Chantara Yannawa)	Riverside Garden Marina Co.,Ltd.	5.97 M	Jun 14, 2003	73 days
4. The construction of LICD Expansion (Phase 2), Latkrabang, Bangkok	The State Railway Of Thailand	17.84 M	Jun 12, 2003	360 days

The details of each works are as follows :-

1. The construction of Rehabilitation of Rain Drainage System, Bang Chan Industrial Estate.

Description of works :

- Rehabilitation of RC Ditch for Rain Drainage
- Installation of RC Pipe for Rain Drainage
- Rehabilitation of Sluice Gate

2. The construction of Wat Paramai Yigawaad Phase II Project.

Description of works :

- Construction of Flood Protection wall height 1 m. length 684 m. with 2 stairs width 2.8 m. and 6 bridges width 2 m., length 7 m.
- Renovation of Monk's Living Quarter 5 units

3. The construction of Boat Pier Improvement at City Realty Property (close to Khlong Chantara Yannawa).

Description of works :

- Improvement of reinforced concrete structure for the existing boat pier.

- Construction of structural steel pontoon to approach bridge from pontoon to the boat pier completed with holding spuds.

4. The construction of LICD Expansion (Phase 2) , Latkrabang , Bangkok.

Description of works :

- Construction of traffic operation office, wagon maintenance office, control hut, railway embankment
- Earthwork i.e. , embankment , subbase
- Trackwork i.e., track laying , installation of turnouts
- Asphaltic road pavement.

04/08/2003 08:39
ITD : Signed the Contract with BMA

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on July 22, 2003, IN Joint Venture comprised of Italian-Thai Development Pcl. and Nishimatsu Construction Co., Ltd. signed the contract with Bangkok Metropolitan Administration to construct the BMA Flood Protection Tunnel Project.

The details of the contract are as follows :-

Description of works : 1) The Construction of Intake Structure in area the connection of Klong Lard Prao and Klong San Sab, including procurement and installation of electrical and mechanical equipment.

2) The Construction of Drainage Tunnel with inside diameter not less than 5.00 m. and length of 5,300 m.

3) The Construction of Pump Station at Klong Phrakanong area, including procurement and installation of 4 pumps (capacity 15m^3/sec.) together with Electrical and Mechanical System.

Contract value : Baht 2,094,995,800 (including VAT)
ITD Portion 51 % = Baht 1,068,447,858

The period of work : 1440 days

15/08/2003 08:42
ITD : Reviewed Quarter-2 and Consolidated F/S (F45-3)

ITALIAN-THAI DEVELOPMENT PCL.

	Ending June 30,		**Reviewed** (In thousands)	
	Quarter 2		**For 6 Months**	
Year	*2003*	*2002*	*2003*	*2002*
Net profit (loss)	373,582	5,820,097	433,709	6,071,379
EPS (baht)	1.00	20.93	1.16	22.98

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

15/08/2003 17:45
ITD : Operating Result

Translation

Reference to the Company's Financial statement for the second quarter as of Jun 30, 2003 which we submitted to SET on Aug 14, 2003.

The Company would like to inform SET that the operating results of the Company for the second quarter showed a net profit of Bt 373.58 M, which was more than 20 percent lower comparing to the same period of previous year. The main reason is that the same period in 2002 the Company recorded a gain for debt restructuring amounting to Bt 5,962.19 M.

82-4299

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED
30 JUNE 2003 AND 2002

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National
Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and subsidiaries as at 30 June 2003, the consolidated statements of earnings for the three-month and six-month periods ended 30 June 2003 and 2002, the consolidated statements of changes in shareholders' equity, and cash flows for the six-month periods ended 30 June 2003 and 2002, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the next paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The financial statements of one joint venture in Taiwan, in which the Company holds a 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 30 June 2003 amounting to Baht 302 million, and its revenues for the three-month and six-month periods then ended amounting to Baht 631 million and Baht 1,035 million, respectively (for the three-month and six-month periods ended 30 June 2002 amounting to Baht 478 million and Baht 862 million, respectively). The separate financial statements of Italian-Thai Development Public Company Limited as at 30 June 2003 also included investment in the aforesaid joint venture accounted for under the equity method amounting to Baht 730 million and a proportionate share of the profit of the joint venture for the three-month and six-month periods then ended of Baht 229 million and Baht 282 million, respectively (for the three-month and six-month periods ended 30 June 2002 amounting to Baht 61 million and Baht 101 million, respectively). The financial statements of this joint venture were prepared by the management of the joint venture and have not yet been reviewed by its auditor.

Based on my reviews, except for the effects on the financial statements for the three-month and six-month periods ended 30 June 2003 and 2002 of the review scope limitation imposed by circumstance described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification in addition to the above, I draw attention to the following matters :-

(a) As at 30 June 2003 parts of the Company's buildings, of which the aggregate net book value is approximately Baht 803 million (31 December 2002 : Baht 831 million), are office building units of which ownership has not been transferred to the Company since their purchase in 1998 because they had been mortgaged to secure the debts of the seller and were subsequently auctioned off to a mutual fund. Currently the Company is in the process of negotiating the transfer of the ownership of the units with the above mutual fund.

(b) As at 30 June 2003 the Company had a retention of approximately Baht 475 million (31 December 2002 : Baht 477 million). This company is currently undergoing debt restructuring. The recoverability of the debt depends upon the result of this debt restructuring, and the results of the operation of an electric train business.

(c) As described in Note 19.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. Furthermore the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining after disposal of all of the above assets. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2002, in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 25 February 2003, but drew attention to the matters described in paragraphs (a) through (c). The balance sheet as at 31 December 2002, as presented herein for comparative purposes, formed an integral part of the financial statements which I audited and reported on, based partially on the report of other auditor. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 13 August 2003

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	30 June 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	2,590,962	2,783,441	1,276,890	1,520,157
Pledged deposits at banks	3	620,289	539,885	479,797	419,212
Marketable securities		-	2,990	-	-
Trade accounts receivable - net	4	2,605,917	3,334,518	1,849,124	1,621,733
Trade accounts receivable - related companies - net	5	658,037	651,912	1,128,303	1,377,668
Short-term loans and advances to related companies - net	6	34,060	85,131	201,708	265,800
Unbilled receivable		3,680,220	3,195,038	2,642,321	2,570,611
Current portion of accounts receivable - retention		1,178,628	1,495,352	1,061,723	1,262,278
Inventories and work in progress - net		1,086,622	880,361	333,828	296,865
Other current assets					
Withholding tax		820,274	631,678	633,815	512,491
Value added tax refundable		260,326	306,938	-	124,590
Others		201,494	193,011	34,435	27,231
TOTAL CURRENT ASSETS		13,736,829	14,100,255	9,641,944	9,998,636
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		280,555	176,451	-	-
Investments accounted for under equity method	7.1	515,041	334,762	1,802,521	1,453,938
Other long-term investments	7.2	721,769	621,214	550,199	504,685
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related companies - net	8	81	11,592	798,846	555,273
Property, plant and equipment - net	9	8,083,459	8,446,937	7,104,597	7,436,893
Advances for subcontractor		422,741	225,860	-	-
Other non-current assets		138,437	224,368	34,353	39,680
TOTAL NON-CURRENT ASSETS		10,152,047	10,031,148	10,290,516	9,990,469
TOTAL ASSETS		23,888,876	24,131,403	19,932,460	19,989,105

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	30 June 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	1,002,455	1,133,271	657,330	786,064
Current portion of accounts payable - trust receipts		516,156	387,341	516,156	374,265
Trade accounts payable		3,056,570	3,791,607	2,058,700	2,768,689
Billing in excess of contract work in progress		352,379	207,551	53,183	96,962
Trade accounts payable - related companies	11	1,242,162	1,551,715	679,403	1,003,132
Short-term loans and advances from related companies	12	66,218	99,284	687,871	423,070
Current portion of advances received from customers under construction contracts		547,529	432,225	499,068	423,113
Current portion of hire purchases payable		323,489	333,456	223,461	209,428
Current portion of long-term loans	13	43,941	-	43,941	-
Other current liabilities					
Corporate income tax payable		98,010	137,687	71,642	47,680
Accrued expenses		219,987	255,333	181,037	170,684
Current portion of reserve for project expenses		47,458	72,685	47,458	72,685
Account payable to related party - share purchase		185,917	-	185,917	-
Others		189,198	315,143	46,986	52,609
TOTAL CURRENT LIABILITIES		7,891,469	8,717,298	5,952,153	6,428,381
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		307,132	160,538	307,132	160,538
Deferred gain on transferring assets to special purpose vehicle	19.1	229,574	229,574	229,574	229,574
Accounts payable - trust receipts, net of current portion		1,002,654	1,559,971	1,002,654	1,031,857
Advances received from customers under construction constracts - net of current portion		2,002,243	1,347,873	6,862	20,586
Long-term loans from related companies	14	363,998	367,359	-	-
Hire purchases payable - net of current portion		1,293,057	1,432,234	1,119,168	1,203,294
Long-term loans - net of current portion	13	708,000	644,963	708,000	644,962
Provision for loss from investment under equity method	7.1	121,761	250,424	724,968	905,081
TOTAL NON-CURRENT LIABILITIES		6,028,419	5,992,936	4,098,358	4,195,892
TOTAL LIABILITIES		13,919,888	14,710,234	10,050,511	10,624,273

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2003 (Unaudited but reviewed)	31 December 2002 (Audited)	30 June 2003 (Unaudited but reviewed)	31 December 2002 (Audited)
SHAREHOLDERS' EQUITY					
Share capital					
Registered, issued and fully paid					
373,867,818 ordinary shares of Baht 10 each		3,738,678	3,738,678	3,738,678	3,738,678
Share premium		1,606,625	1,606,625	1,606,625	1,606,625
Revaluation surplus on assets		2,754	2,754	2,754	2,754
Unrealised loss on changes in value of investments		(8,119)	(35,756)	(8,119)	(35,756)
Translation adjustment		(138,846)	(194,617)	(138,846)	(194,617)
Retained earnings					
Appropriated - statutory reserve	17	218,891	6,533	212,358	-
Unappropriated		4,461,966	4,240,615	4,468,499	4,247,148
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		9,881,949	9,364,832	9,881,949	9,364,832
MINORITY INTEREST - Equity attributable to minority shareholders of subsidiaries		87,039	56,337	-	-
TOTAL SHAREHOLDERS' EQUITY		9,968,988	9,421,169	9,881,949	9,364,832
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,888,876	24,131,403	19,932,460	19,989,105

The accompanying notes are an integral part of the financial statements.

DIRECTORS


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
IT

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from construction services	5,325,451	5,483,336	3,159,473	3,912,401
Interest income	5,574	21,170	9,522	24,701
Gain on exchange rate	18,548	-	16,432	-
Others	85,391	91,985	63,434	62,395
TOTAL REVENUES	5,434,964	5,596,491	3,248,861	3,999,497
EXPENSES				
Cost of services	4,697,475	4,825,263	2,889,682	3,525,419
Administrative expenses	190,848	202,684	146,608	160,926
Loss on exchange rate	-	542,709	-	531,275
TOTAL EXPENSES	4,888,323	5,570,656	3,036,290	4,217,620
EARNINGS (LOSS) FROM OPERATION	546,641	25,835	212,571	(218,123)
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES	(1,139)	58,720	879	58,720
GAIN ON REVALUATION OF INVESTMENTS	-	83,228	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	(12,833)	(18,288)	257,338	292,512
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	532,669	149,495	470,788	133,109
INTEREST EXPENSES	(51,303)	(270,231)	(37,589)	(268,881)
CORPORATE INCOME TAX FOR THE PERIOD	(75,047)	(14,845)	(59,617)	(6,323)
GAIN (LOSS) AFTER INCOME TAX	406,319	(135,581)	373,582	(142,095)
NET EARNINGS OF MINORITY INTEREST	(32,737)	(6,514)	-	-
GAIN (LOSS) FROM ORDINARY ACTIVITIES	373,582	(142,095)	373,582	(142,095)
EXTRAORDINARY ITEM				
Gain from debt restructuring	-	5,962,192	-	5,962,192
NET EARNINGS FOR THE PERIOD	373,582	5,820,097	373,582	5,820,097
				(Unit : Baht)
BASIC EARNINGS (LOSS) PER SHARE				
Gain (loss) from ordinary activities	1.00	(0.51)	1.00	(0.51)
Extraordinary item	-	21.44	-	21.44
Net earnings	1.00	20.93	1.00	20.93
				(Unit : Thousand shares)
Weighted average number of ordinary shares	373,868	278,036	373,868	278,036

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2003 AND 2002

(Unit : Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2003	2002	2003	2002
REVENUES					
Revenues from construction services		9,534,854	10,795,738	6,084,638	7,864,453
Interest income		12,193	32,421	17,330	43,454
Gain on exchange rate		33,999	-	28,625	-
Others		153,940	141,757	112,033	103,354
TOTAL REVENUES		9,734,986	10,969,916	6,242,626	8,011,261
EXPENSES					
Cost of services		8,673,699	9,520,552	5,698,656	7,030,459
Administrative expenses		388,091	438,843	270,475	272,345
Loss on exchange rate		-	477,935	-	461,890
TOTAL EXPENSES		9,061,790	10,437,330	5,969,131	7,764,694
EARNINGS FROM OPERATION		673,196	532,586	273,495	246,567
REVERSAL OF PROVISION FOR INVENTORY OBSOLESCENCE		25,000	-	25,000	-
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES		(25,464)	69,928	(21,036)	69,928
GAIN ON REVALUATION OF INVESTMENTS		-	111,505	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		(6,933)	36,980	309,353	344,219
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		665,799	750,999	586,812	660,714
INTEREST EXPENSES		(100,420)	(533,692)	(80,935)	(527,946)
CORPORATE INCOME TAX FOR THE PERIOD		(98,516)	(85,930)	(72,168)	(9,081)
EARNINGS AFTER INCOME TAX		466,863	131,377	433,709	123,687
NET EARNINGS OF MINORITY INTEREST		(33,154)	(7,690)	-	-
EARNINGS FROM ORDINARY ACTIVITIES		433,709	123,687	433,709	123,687
EXTRAORDINARY ITEM					
Gain from debt restructuring		-	5,947,692	-	5,947,692
NET EARNINGS FOR THE PERIOD		433,709	6,071,379	433,709	6,071,379
					(Unit : Baht)
BASIC EARNINGS PER SHARE					
Earnings from ordinary activities		1.16	0.47	1.16	0.47
Extraordinary item		-	22.51	-	22.51
Net earnings		1.16	22.98	1.16	22.98
					(Unit : Thousand shares)
Weighted average number of ordinary shares		373,868	264,234	373,868	264,234

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2003 AND 2002

(Unit : Thousand Baht)

CONSOLIDATED

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit)		Minority interest	Total
						Statutory reserve	Unappropriated		
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	-	1,061,967
Translation adjustment	-	-	-	-	25,323	-	-	-	25,323
Items unrealised in earnings statement	-	(3,953,375)	-	1,061,967	25,323	(283,950)	5,843,950	-	2,693,915
Net earnings for the period	-	-	-	-	-	-	6,071,379	-	6,071,379
Ordinary shares issued during the period	1,238,678	-	-	-	-	-	-	-	1,238,678
Minority interest for the period	-	-	-	-	-	-	-	7,691	7,691
Balance - as at 30 June 2002	3,738,678	1,606,625	2,754	(77,234)	(104,965)	6,533	3,975,659	63,263	9,211,313
Balance - as at 1 January 2003	3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Unrealised gain on change in value of investments	-	-	-	27,637	-	-	-	-	27,637
Translation adjustment	-	-	-	-	55,771	-	-	-	55,771
Items unrealised in earnings statement	-	-	-	27,637	55,771	-	-	-	83,408
Net earnings for the period	-	-	-	-	-	-	433,709	-	433,709
Transferred to statutory reserve	-	-	-	-	-	212,358	(212,358)	-	-
Minority interest for the period	-	-	-	-	-	-	-	33,154	33,154
Dividend paid from subsidiary	-	-	-	-	-	-	-	(2,452)	(2,452)
Balance - as at 30 June 2003	3,738,678	1,606,625	2,754	(8,119)	(138,846)	218,891	4,461,966	87,039	9,968,988

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2003 AND 2002

(Unit : Thousand Baht)

THE COMPANY ONLY

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit)		Total
						Statutory reserve	Unappropriated	
Balance - as at 1 January 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)
Transfer of share premium and statutory reserve to								
eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to								
special purpose vehicle	-	-	-	1,061,967	-	-	-	1,061,967
Translation adjustment	-	-	-	-	25,323	-	-	25,323
Items unrealised in earnings statement	-	(3,953,375)	-	1,061,967	25,323	(283,950)	5,843,950	2,693,915
Net earnings for the period	-	-	-	-	-	-	6,071,379	6,071,379
Ordinary shares issued during the period	1,238,678	-	-	-	-	-	-	1,238,678
Balance - as at 30 June 2002	3,738,678	1,606,625	2,754	(77,234)	(104,965)	-	3,982,192	9,148,050
Balance - as at 1 January 2003	3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Unrealised gain on change in value of investments	-	-	-	27,637	-	-	-	27,637
Translation adjustment	-	-	-	-	55,771	-	-	55,771
Items unrealised in earnings statement	-	-	-	27,637	55,771	-	-	83,408
Net earnings for the period	-	-	-	-	-	-	433,709	433,709
Transferred to statutory reserve	-	-	-	-	-	212,358	(212,358)	-
Balance - as at 30 June 2003	3,738,678	1,606,625	2,754	(8,119)	(138,846)	212,358	4,468,499	9,881,949

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
Cash flows from operating activities				
Net earnings	433,709	6,071,379	433,709	6,071,379
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities :-				
Gain on debts restructuring - extraordinary item				
(before deducting related expenses)	-	(6,012,010)	-	(6,012,010)
Unrealized loss (gain) on exchange rate	(29,771)	170,508	(25,813)	179,694
Unrealized gain on investments in subsidiaries and joint ventures	-	-	(316,286)	(307,239)
Unrealized (gain) loss on investments in associated companies	6,933	(36,980)	6,933	(36,980)
Minority interest	30,702	7,691	-	-
Reversal of provision for inventory obsolescense	(25,000)	-	(25,000)	-
Allowance for doubtful debts (reversal)	25,464	(69,928)	21,036	(69,928)
Gain on revaluation of investments	-	(111,505)	-	-
Depreciation and amortisation	606,997	499,139	492,379	428,918
	1,049,034	518,294	586,958	253,834
Operating assets (increase) decrease				
Trade accounts receivable	713,081	(223,404)	(241,373)	(405,925)
Trade accounts receivable - related companies	(2,671)	(27,452)	253,021	252,341
Loans and advances to related companies	50,495	(33,470)	(191,956)	9,769
Unbilled receivable	(485,182)	(966,531)	(71,710)	(754,699)
Accounts receivable - retention	209,714	(260,286)	198,724	(208,519)
Inventories and work in progress	(181,261)	(14,239)	(11,963)	122,380
Withholding tax	(188,596)	(201,440)	(121,324)	(129,351)
Valued added tax refundable	46,612	(124,498)	124,590	1,503
Advance for subcontractor	(196,881)	86,315	-	-
Accounts receivable - sales of fixed assets	-	190,662	-	190,662
Other current assets	(8,483)	76,157	(7,204)	(2,552)
Operating liabilities increase (decrease)				
Trade accounts payable	(736,733)	83,199	(709,989)	259,718
Trade accounts payable - related companies	(308,503)	(341,259)	(323,729)	(364,121)
Billing in excess of contract work in progress	144,828	(360,339)	(43,779)	(315,152)
Accrued expenses	(38,161)	577,005	6,851	538,794
Other current liabilities	(162,807)	80,622	21,841	37,645
Advance received from customers under construction contracts	775,427	1,342,945	62,231	(411,154)
Net cash provided by (used in) operating activities	679,913	402,281	(468,811)	(924,827)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2003 AND 2002

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
Cash flows from investing activities				
Decrease in short-term investments	2,990	-	-	-
Increase in property, plant and equipment - net	(243,519)	(2,083,545)	(160,083)	(2,028,170)
Increase in investments accounted for under equity method	(194,508)	(1,579)	(97,976)	(183,196)
Decrease (increase) in other long-term investments	(72,918)	65,436	(17,877)	(4,245)
Decrease in advance for purchase of machinery	-	170,748	-	-
Increase in account payable - share purchase	185,917	-	185,917	-
Translation adjustment	55,771	25,323	55,771	25,323
Decrease (increase) in other assets	85,931	(18,484)	5,327	105,225
Net cash used in investing activities	(180,336)	(1,842,101)	(28,921)	(2,085,063)
Cash flows from financing activities				
(Increase) decrease in cash at banks with maturity of more than three months and those pledged	(201,679)	237,492	(60,585)	202,969
Increase (decrease) in bank overdrafts and loans from financial institutions	(133,074)	282,360	(127,842)	289,880
Increase (decrease) in loans and advances from related companies	(36,427)	(8,404)	264,801	183,679
Increase (decrease) in long-term loans	106,978	(822,778)	106,979	(802,042)
Increase (decrease) in hire purchase payable	(120,627)	1,109,369	(41,576)	1,112,805
Increase (decrease) in accounts payable - trust receipts	(428,502)	555,812	112,688	555,812
Decrease in debentures	-	(112,610)	-	(112,610)
Increase in paid-up capital	-	500,000	-	500,000
Net cash provided by (used in) financing activities	(813,331)	1,741,241	254,465	1,930,493
Net increase (decrease) in cash and cash equivalents	(313,754)	301,421	(243,267)	(1,079,397)
Cash and cash equivalents at beginning of period	2,774,704	3,338,664	1,520,145	2,586,728
Cash and cash equivalents at end of period (Note 2)	2,460,950	3,640,085	1,276,878	1,507,331
Supplemental cash flows information				
Cash paid during the period for :-				
Interest	108,189	29,840	84,607	24,094
Corporate income tax	326,789	305,270	169,530	154,566
Non-cash transactions :-				
Conversion of debentures to equity and share premium	-	848,323	-	848,323
Conversion of long-term loans to equity and share premium	-	1,496,981	-	1,496,981
Transfer of non-core assets to special purpose vehicle in exchange for the debt obligations of the Company which it is taking on	-	3,146,079	-	3,146,079
Deferred gain on transferring asset to special purpose vehicle	-	229,574	-	229,574
Transfer long-term debts waived by creditors to provision for possible loss on loans to related companies	-	223,135	-	233,135
Unrealised gain on changes in value of investments	27,637	1,754	27,637	1,754
Share of profit of joint venture received in form of long-term investment	-	-	-	173,032

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED 30 JUNE 2003

1. GENERAL INFORMATION

1.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Basis of consolidation

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2002, with no changes in shareholding structure of subsidiaries and its joint ventures during the current period.

The financial statements for the year ended 31 December 2002 of two joint ventures, Joint Venture Evergreen - Italian Thai - PEWC and NWR, ITD, CNT & AS Joint Venture, which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets as at 31 December 2002 amounted to Baht 569 million and their aggregate revenues for the year then ended amounted to Baht 1,971 million.

The financial statements for the year ended 31 December 2002 of a subsidiary and a joint venture which are included in the consolidated financial statements were prepared by the management, and unaudited by their auditors. Their total assets as at 31 December 2002 were Baht 11 million and their total revenues for the year then ended were Baht 106 million.

The financial statements for the three-month and six-month periods ended 30 June 2003 of a branch, two subsidiaries and two joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 30 June 2003 were approximately Baht 1,258 million, and their aggregate revenues for the three-month and six-month periods then ended were Baht 692 million and Baht 1,153 million, respectively.

The financial statements for the three-month and six-month periods ended 30 June 2002 of a branch, three subsidiaries and two joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate revenues for the three-month and six-month periods then ended were Baht 572 million and Baht 1,110 million, respectively.

1.3 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2002.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Cash and deposits at banks	2,590,962	2,783,441	1,276,890	1,520,157
Less : Amounts with maturity of more than 3 months	(130,012)	(8,737)	(12)	(12)
Cash and cash equivalents	2,460,950	2,774,704	1,276,878	1,520,145

3. PLEDGED DEPOSITS AT BANKS

As at 30 June 2003, approximately Baht 252 million (31 December 2002 : Baht 414 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 231 million (31 December 2002 : Nil) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 137 million (31 December 2002 : Baht 126 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

4. TRADE ACCOUNTS RECEIVABLE - NET

The aging of outstanding trade accounts receivable balances as at 30 June 2003 and 31 December 2002 is as follows:-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Less than 3 months	2,225,789	2,080,789	1,600,801	752,555
3 - 6 months	182,802	510,792	78,096	358,762
6 - 12 months	174,536	672,302	155,172	445,440
More than 12 months	1,578,324	1,621,496	1,098,046	1,142,729
Total	4,161,451	4,885,379	2,932,115	2,699,486
Less : Allowance for doubtful debts	(1,555,534)	(1,550,861)	(1,082,991)	(1,077,753)
	2,605,917	3,334,518	1,849,124	1,621,733

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

During the current period, trade accounts receivable of a subsidiary amounting to approximately Baht 126 million have been pledged as security for a loan from a financial institution.

(UNAUDITED BUT REVIEWED)

5. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 30 June 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	321,858	236,368
Sumitomo – Italian-Thai Joint Venture	-	-	145,159	163,876
NWR, ITD, CNT & AS Joint Venture	-	-	106,930	22,466
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	84,478	143,707
PT. Thailindo Bara Pratama	-	-	76,007	72,618
ION Joint Venture	-	-	74,212	168,973
ITD - NCC Joint Venture	-	-	72,607	-
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	40,257	344,128
Italian - Thai International Co., Ltd.	-	-	28,009	25,787
Shimizu - ITD Joint Venture	-	-	20,120	14,623
Others	-	-	98,401	64,596
	-	-	1,068,038	1,257,142
Less : Allowance for doubtful debts	-	-	(21,900)	(21,900)
	-	-	1,046,138	1,235,242
Associated companies				
MCRP Construction Corporation, Philippines	793,742	875,915	766,905	853,506
Pla-Daeng Co., Ltd.	58,345	63,228	58,345	63,228
Others	4,910	18,905	4,910	18,905
	856,997	958,048	830,160	935,639
Less : Allowance for doubtful debts	(851,694)	(869,952)	(824,857)	(847,544)
	5,303	88,096	5,303	88,095

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Related companies				
(Related by way of common directors)				
Italthai Marine Co., Ltd.	32,457	27,320	32,314	27,320
Trevi SPA	26,927	26,927	-	-
The Oriental Hotel (Thailand) Public Co., Ltd	22,933	-	22,933	-
Alcatel (Thailand) Co., Ltd.	22,870	34,192	-	-
Siam Steel Syndicate Co., Ltd.	10,061	10,721	10,029	10,721
Others	50,140	27,161	19,791	16,290
	165,388	126,321	85,067	54,331
Less : Allowance for doubtful debts	(8,205)	-	(8,205)	-
	157,183	126,321	76,862	54,331
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	211,451	141,821	-	-
NWR, ITD, CNT & AS Joint Venture	80,198	16,850	-	-
Sumitomo-Italian-Thai Joint Venture	71,128	80,299	-	-
ITD - NCC Joint Venture	35,577	-	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	33,791	57,483	-	-
IDS Joint Venture	23,106	-	-	-
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	14,090	120,445	-	-
Shimizu – ITD Joint Venture	12,072	8,774	-	-
Others	26,183	23,868	-	-
	507,596	449,540	-	-
Less : Allowance for doubtful debts	(12,045)	(12,045)	-	-
	495,551	437,495	-	-
Total	658,037	651,912	1,128,303	1,377,668

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Less than 3 months	525,191	369,503	873,475	842,908
3 - 6 months	26,083	122,559	93,921	282,314
6 - 12 months	48,101	55,712	71,795	105,953
More than 12 months	930,606	986,135	944,075	1,015,937
Total	1,529,981	1,533,909	1,983,266	2,247,112
Less : Allowance for doubtful debts	(871,944)	(881,997)	(854,963)	(869,444)
	658,037	651,912	1,128,303	1,377,668

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 June 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	-	139,748	143,214
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	35,800	78,000
Shimizu-ITD Joint Venture	-	-	21,813	21,813
Others	-	-	3,360	10,853
	-	-	200,721	253,880

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
MCRP Construction Corporation, Philippines	868	9,130	868	9,130
ATO Asia Turnouts Co., Ltd.	165	-	-	-
	5,633	13,730	5,468	13,730
Less : Allowance for doubtful debt	(4,600)	(4,600)	(4,600)	(4,600)
	1,033	9,130	868	9,130
Related companies				
(Related by way of common directors)				
J.I. Telecommunication Co., Ltd., Philippines	20,750	21,741	-	-
Others	2,269	17,811	119	2,790
	23,019	39,552	119	2,790
Less : Allowance for doubtful debts	(20,750)	(21,741)	-	-
	2,269	17,811	119	2,790
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	14,320	31,200	-	-
Shimizu-ITD Joint Venture	13,088	13,088	-	-
IDS Joint Venture	-	13,662	-	-
Others	3,350	240	-	-
	30,758	58,190	-	-
Total	34,060	85,131	201,708	265,800

Significant movements in the short-term loans and advances to related companies balances during the six-month ended 30 June 2003 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		30 June
	2002	Increase	Decrease	2003
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	143,214	-	(3,466)	139,748
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	78,000	-	(42,200)	35,800
Associated company				
MCRP Construction Corporation, Philippines	9,130	-	(8,262)	868
Related company				
J.I. Telecommunication Co., Ltd., Philippines	21,741	-	(991)	20,750
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	31,200	-	(16,880)	14,320
IDS Joint Venture	13,662	-	(13,662)	-

7. INVESTMENTS IN RELATED COMPANIES

7.1 Investments accounted for under equity method

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			30 June 2003	31 December 2002	30 June 2003	31 December 2002	30 June 2003	31 December 2002
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(14,714)	(13,613)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(294,760)	(341,577)
PT. Thailindo Bara Pratama	Coal digestion	23,875 Million IDR	99.99	99.99	108,071	108,071	90,397	75,022

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			30 June 2003	31 December 2002	30 June 2003	31 December 2002	30 June 2003	31 December 2002
			Percent	Percent				
Nha Pralarn Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(1,706)	(3,541)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	99.70	99.70	82,296	82,296	63,383	69,379
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	80.45	75.00	55,689	37,689	23,116	2,326
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	115,515	113,805
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	3,727	(26,496)
Total investments in subsidiaries					665,738	647,738	(15,042)	(124,695)
Investments in joint ventures								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	111,219	195,097
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	44,420	57,667
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	27,154	51,383
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	41,515	40,066
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	50.80	-	-	8,193	4,276
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,147)	(227,147)
Thai Ando and Italian - Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,283)	(42,283)
ITO Joint Venture	Construction of terminal building	-	40.00	40.00	-	-	(6,972)	4,093
Shimizu – ITD Joint Venture	Contractor for construction of bridges	-	40.00	40.00	-	-	(139)	1,383
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	71,186	96,902
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	1,238	121
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	56,219	56,658
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	3,329	1,386
Joint Venture Evergreen - Italian Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	730,012	459,563
Total investments in joint ventures					-	-	817,944	699,165

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 30 June 2003	Percentage of shareholding 31 December 2002	Investment Cost 30 June 2003	Investment Cost 31 December 2002	Investment Equity 30 June 2003	Investment Equity 31 December 2002
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Provision for loss on impairment of investments					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP	Railway work	-	50.00	50.00	-	-	8,682	8,682
ATO Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	12,008	14,722
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	234,500	46.69	-	109,492	-	159,523	-
Pla-Daeng Co., Ltd.	Real estate development	450,000	46.67	46.67	250,000	250,000	(121,763)	(250,424)
Khunka Fai Fa Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	-	-
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	16,129	22,815
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	-	35.00	-	1,312	-	2,839
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	7,200	6,927
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 Thousand RM	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines (also indirectly held)	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	61	73
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	133,961	133,919
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	46,549	22,533
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Provision for loss on impairment of investments					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					675,922	567,742	274,651	(25,613)
Total					1,341,660	1,215,480	1,077,553	548,857
Add : Provision for loss from investments under equity method					-	-	724,968	905,081
Total investments accounted for under equity method					1,341,660	1,215,480	1,802,521	1,453,938

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 30 June 2003	31 December 2002	Investment Cost 30 June 2003	31 December 2002	Equity 30 June 2003	31 December 2002
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					675,922	567,742	274,651	(25,613)
Investment in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Provision for loss on impairment of investments					(188,174)	(186,749)	(188,174)	(186,749)
					108,526	109,951	108,526	109,951
Siam Pacific Holding Co., Ltd.	Holding company	234,500	4.30	-	10,103	-	10,103	-
Total					118,629	109,951	118,629	109,951
					794,551	677,693	393,280	84,338
Add : Share of loss over cost of investment					-	-	121,761	250,424
Total investments accounted for under equity method					794,551	677,693	515,041	334,762

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet reviewed by those companies' auditors.

7.2 Other long-term investments

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2003	31 December 2002	30 June 2003	31 December 2002
		Percent	Percent		
THE COMPANY ONLY					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Provision for loss on impairment of investments				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	16,250
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	8,420	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less : Provision for loss on impairment of investments				(12)	(12)
				-	-

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2003	31 December 2002	30 June 2003	31 December 2002
		Percent	Percent		
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Provision for loss on impairment of investments				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	25,034	25,034
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Provision for loss on impairment of investments				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate Development	4.58	4.58	58,225	58,225
Less : Provision for loss on impairment of investments				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Provision for loss on impairment of investments				(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Provision for loss on impairment of investments				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	15.47	15.47	330,920	330,920
Add : Unrealised gain from change in value of investments				128,512	92,748
				459,432	423,668
Modern Home Development Public Co., Ltd.	Real estate development	11.32	11.32	237,608	237,608
Less : Provision for loss on impairment of investments				(237,608)	(237,608)
				-	-
Total other long-term investments in related companies				550,199	504,685
CONSOLIDATED					
Investments in other companies, directly held by the Company				550,199	504,685
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less : Provision for loss on impairment of investments				(21,240)	(21,240)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2003	31 December 2002	30 June 2003	31 December 2002
		Percent	Percent		
J.I. Telecom Co., Ltd., Philippines	Telecommunication services	14.29	14.29	703	703
Less : Provision for loss on impairment of investments				(703)	(703)
				-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less : Provision for loss on impairment of investments				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	1.43	1.43	30,544	30,544
Add : Unrealised gain from change in value of investments				11,862	8,561
				42,406	39,105
Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	14.63	277,658	287,479
Less : Unrealised loss on change in value of investments				(148,494)	(210,055)
				129,164	77,424
Total				171,570	116,529
Total investments in other companies				721,769	621,214

8. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 June 2003 and 31 December 2002 comprise the following (the interest rate has been determined by approximately market rate) :-

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	328,400	-
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	165,289	161,735
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	-	76,853
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
IDS Joint Venture	-	-	21,000	21,018
Others	-	-	20,016	20,015
	-	-	798,765	543,681
Associated companies				
Pla - Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Others	19,606	19,606	19,606	19,606
	78,681	78,681	78,681	78,681
Less : Provision for doubtful debts	(78,681)	(78,681)	(78,681)	(78,681)
	-	-	-	-
Related companies				
Italian-Thai Land Co., Ltd.	554,056	554,052	554,056	554,052
Palang Thai Kaowna Co., Ltd.	334,316	334,316	334,316	334,316
Bangkok Mass Transit System Public Co., Ltd.	95,739	94,778	95,739	94,778
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Khunka Palang Thai Co., Ltd.	38,430	38,429	38,430	38,429
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	40,408	42,338	-	-
	1,181,853	1,182,817	1,141,445	1,140,479
Less : Allowance for doubtful debts	(1,181,772)	(1,171,225)	(1,141,364)	(1,128,887)
	81	11,592	81	11,592
Total	81	11,592	798,846	555,273

Significant movements in the long-term loans and advances to related companies balances for the six-month ended 30 June 2003 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		30 June
	2002	Increase	Decrease	2003
Subsidiaries and joint venture				
ITO Joint Venture	-	328,400	-	328,400
Italian-Thai International Co., Ltd.	161,735	3,554	-	165,289
Italian-Thai Development Public Co., Ltd.				
Cogifer TF Joint Venture	76,853	-	(76,853)	-
Related companies				
Bangkok Mass Transit System Public Co., Ltd.	94,778	961	-	95,739
Central Bay Reclamation and Development Corp.	42,338	-	(1,930)	40,408

9. PROPERTY, PLANT AND EQUIPMENT

As at 30 June 2003 part of the Company's buildings, with an aggregate net book value of approximately Baht 803 million (31 December 2002 : Baht 831 million), are office building units of which ownership has not yet been transferred to the Company since their purchase in 1998 because they had been mortgaged to secure the debts of the seller and were subsequently auctioned off to a mutual fund. Currently the Company is in the process of negotiating the transfer of the ownership of the units with the above mutual fund. In addition, the Company and a subsidiary mortgaged and granted power of attorney to mortgage Baht 149 million (31 December 2002 : Baht 4.9 million) of land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

The loan of a subsidiary, from a financial institution amounting to approximately Baht 62 million, is secured by the trade accounts receivable of that subsidiary, as discussed in Note 4.

11. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 30 June 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	184,750	184,750
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	121,248	148,835
ITO Joint Venture	-	-	66,895	76,046
Italthai Trevi Co., Ltd.	-	-	17,849	28,352
Thai Maruken Co., Ltd.	-	-	11,498	27,404
Asian Steel Products Co., Ltd.	-	-	792	10,390
Others	-	-	49,428	61,627
	-	-	452,460	537,404
Associated companies				
MCRP Construction Corporation, Philippines	60,872	122,406	60,872	122,406
Bangkok Steel Wire Co., Ltd.	51,539	35,073	23,717	18,791
Thai Rent All Co., Ltd.	9,622	14,915	8,926	14,009
ATO Asia Turnouts Ltd.	65	15,277	65	1,238
Others	18,335	397	1,125	349
	140,433	188,068	94,705	156,793
Related companies				
(Related by way of common directors)				
Thai Takenaka International Ltd.	179,890	112,329	-	-
Obayashi Corporation	135,755	88,915	-	-
Thai Obayashi Co., Ltd.	125,106	243,668	-	-
Takenaka Corporation	124,625	90,512	-	-
Siam Steel Syndicate Co., Ltd.	75,938	252,153	69,880	241,361
Alcatel Contracting S.A.	47,959	41,609	-	-
Italthai Industrial Co., Ltd.	45,042	71,050	38,420	66,096

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Trevi SPA	32,382	33,243	-	-
Cogifer TF	21,431	51,186	-	-
Trevi Contractor BV	15,895	16,343	-	-
Alcatel Contracting (Thailand) Co., Ltd.	-	18,657	-	-
Others	58,582	77,835	23,938	1,478
	862,605	1,097,500	132,238	308,935
Outstanding balances and portion of other participants in joint venture				
I.C.C.T. Joint Venture	138,563	138,563	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	48,499	59,534	-	-
ITO Joint Venture	40,137	45,627	-	-
NWR, ITD, CNT & AS Joint Venture	7,968	9,525	-	-
Others	3,957	12,898	-	-
	239,124	266,147	-	-
Total	1,242,162	1,551,715	679,403	1,003,132

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 30 June 2003 and 31 December 2002 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	-	-	659,871	394,621
NWR, ITD, CNT&AS Joint Venture	-	-	28,000	28,449
	-	-	687,871	423,070

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Related companies				
Alcatel Cable France	61,254	54,783	-	-
Alcatel Thailand Co., Ltd.	213	4,569	-	-
Others	4,751	18,595	-	-
	66,218	77,947	-	-
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT & AS Joint Venture	-	21,337	-	-
	-	21,337	-	-
	66,218	99,284	687,871	423,070

Significant movements in the short-term loans and advances from related companies balances during the six-month ended 30 June 2003 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		30 June
	2002	Increase	Decrease	2003
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	394,621	265,250	-	659,871
NWR, ITD, CNT&AS Joint Venture	28,449	-	(449)	28,000
Related companies				
Alcatel Cable France	54,783	6,471	-	61,254
Alcatel Thailand Co., Ltd.	4,569	-	(4,356)	213
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT&AS Joint Venture	21,337	-	(21,337)	-

13. LONG-TERM LOANS

The long-term loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

14. LONG-TERM LOANS FROM RELATED COMPANIES

As at 30 June 2003 and 31 December 2002, the outstanding balances comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Associated company				
Nature Way Resources Co., Ltd.	362,498	367,359	-	-
Others	1,500	-	-	-
	363,998	367,359	-	-

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost

THE COMPANY ONLY

(Unit : Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2003	2002	2003	2002
Transactions with subsidiaries and joint ventures				
Construction services and other income	754	870	1,558	1,574
Purchases of construction materials and services	64	96	115	180
Transactions with associated companies				
Construction services and other income	7	23	14	36
Purchases of construction materials and services	31	25	38	47
Transactions with other related companies				
Construction services and other income	39	40	54	49
Purchases of construction materials and services	76	118	118	249

CONSOLIDATED

(Unit : Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2003	2002	2003	2002
Transactions with associated companies				
Construction services and other income	9	26	19	41
Purchases of construction materials and services	56	25	73	86
Transactions with other related companies				
Construction services and other income	549	741	1,086	1,151
Purchases of construction materials and services	309	440	403	709

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

16. COST OF CONSTRUCTION WORK

As at 30 June 2003, the Company, its subsidiaries and its proportionate interests in joint ventures have construction costs incurred and recognised gains or losses to date amounting to Baht 73,571 million (The Company only : Baht 46,414 million).

17. STATUTORY RESERVE

Under the Public Limited Companies Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital. The statutory reserve is not available for dividend distribution.

18. GUARANTEES

As at 30 June 2003 and 31 December 2002, there were outstanding guarantees of approximately Baht 13,893 million and Baht 11,897 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 30 June 2003 and 31 December 2002, there were guarantees of approximately Baht 5,169 million and 4,272 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Thai Maruken Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

19. COMMITMENT

19.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai law. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transfered its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 June 2003, the outstanding balance of loans amounted to Baht 3,477 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

19.2 As at 30 June 2003, the Company and joint ventures had the outstanding commitment of NTD 145 million, Yen 1,481 million, Baht 6,046 million and USD 0.4 million in respect of subcontracted work (31 December 2002 : NTD 523 million, Yen 5 million and Baht 2,485 million).

19.3 As at 30 June 2003 and 31 December 2002, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service :-

(Unit : Million)

Currency	Consolidated		The Company Only	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Baht	150	627	21	27
EURO	0.3	4	0.3	0.4
JPY	72	536	-	-
USD	0.7	6	-	-

20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 86 million (31 December 2002 : Baht 91 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the three-month and six-month periods ended 30 June 2003 and 2002 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 30 June 2003 and 2002									
	Local		Overseas		Total		Elimination		Grand total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from construction services	4,918	5,424	769	564	5,687	5,988	(362)	(504)	5,325	5,484
Gross profit (loss)	396	665	232	(7)	628	658	-	-	628	658
Gain (loss) on exchange rate									18	(543)
Other income									92	113
Administrative expenses									(191)	(202)
Reversal of (allowance for) doubtful debt expenses									(1)	59
Gain on revaluation of investments									-	83
Share of loss from investments accounted for under equity method									(13)	(18)
Interest expenses									(51)	(270)
Corporate income tax									(75)	(15)
Minority interest									(33)	(7)
Earnings (loss) from ordinary activities									374	(142)
Extraordinary item										
Gain from debt restructuring									-	5,962
Net earnings for the period									374	5,820

(Unit : Million Baht)

	Consolidated									
	For the six-month periods ended 30 June 2003 and 2002									
	Local		Overseas		Total		Elimination		Grand total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from construction services	8,968	10,568	1,342	1,097	10,310	11,665	(775)	(869)	9,535	10,796
Gross profit	559	1,235	302	40	861	1,275	-	-	861	1,275
Gain (loss) on exchange rate									34	(478)
Other income									166	174
Administrative expenses									(388)	(439)
Reversal of provision for inventory obsolescence									25	-
Reversal of (allowance for) doubtful debt expenses									(26)	70
Gain on revaluation of investments									-	112
Share of profit (loss) from investments accounted for under equity method									(7)	37
Interest expenses									(98)	(534)
Corporate income tax									(89)	(86)
Minority interest									(33)	(8)
Earnings from ordinary activities									434	123
Extraordinary item										
Gain from debt restructuring									-	5,948
Net earnings for the period									434	6,071

(Unit : Million Baht)

	As at 30 June 2003 and 31 December 2002									
	Local		Overseas		Total		Elimination		Grand total	
	30 June 2003	31 December 2002	30 June 2003	31 December 2002	30 June 2003	31 December 2002	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Property, plant and equipment - net	7,507	7,840	578	608	8,085	8,448	(1)	(1)	8,084	8,447
Other assets	16,797	16,823	2,050	1,863	18,847	18,686	(3,042)	(3,002)	15,805	15,684
Total assets	24,304	24,663	2,628	2,471	26,932	27,134	(3,043)	(3,003)	23,889	24,131

22. FOREIGN CURRENCY ASSETS AND LIABILITIES

As at 30 June 2003, the group had the following assets and liabilities in foreign currencies which had not been hedged against foreign exchange risk :-

	CONSOLIDATED (Net)						
	EURO million	USD million	Lire million	Yen million	Kips million	Peso million	SGD million
Trade accounts payable	1	-	-	147	-	-	1
Trade accounts payable - related companies	-	1	43	8	-	-	-
Hire purchases payable	-	-	-	3,447	-	-	-
Short-term loan from financial institutions	-	1	-	-	-	-	-
Advances received from customers under construction contracts	-	-	-	771	-	-	-
Long-term loan	-	4	-	-	-	-	-
Assets in foreign currencies	1	47	-	1,802	777	358	2

	THE COMPANY ONLY (Net)				
	Euro million	USD million	Yen million	Kips million	SGD million
Hire purchases payable	-	-	3,477	-	-
Short-term loans from financial institutions	-	1	-	-	-
Assets in foreign currencies	1	37	965	777	1

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 778 million and the project of construction work of the streets in The Republic of Maldives in an amount of approximately USD 6.77 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investment in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

23. RECLASSIFICATION OF ACCOUNTS

Certain amounts in the financial statements for the year 2002 have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

24. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.